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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                              PRIME SERVICE, INC.
                           (NAME OF SUBJECT COMPANY)
                              -------------------

                              PS ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                         ATLAS COPCO NORTH AMERICA INC.
                                   (BIDDERS)
                              -------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                              -------------------

                                   00074157E1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                              -------------------

                                 MR. MARK COHEN
                         ATLAS COPCO NORTH AMERICA INC.
                        1211 HAMBURG TURNPIKE, SUITE 214
                            WAYNE, NEW JERSEY 07470

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    COPY TO
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                         NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1000
                      ATTENTION: STEPHEN R. RUSMISEL, ESQ.
                              -------------------

                           CALCULATION OF FILING FEE
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
        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $915,310,496.00                            $183,062.10

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*   For the purpose of calculating the fee only, this amount assumes the purchase of 28,603,453 shares of Common Stock of Prime Service, Inc. at $32.00 per share. Such number of shares includes all outstanding shares as of June 6, 1997, and assumes the exercise of all stock options to purchase shares of common stock issued by Prime Service, Inc. which were outstanding as of June 6, 1997.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                              FILING PARTY:

FORM OR REGISTRATION NO.:                            DATE FILED:

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
                                     14D-1

 CUSIP NO. 00074157E1

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           PS Acquisition Corp.
           I.R.S. Employer Identification Number--Application Pending
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) / /
                                                                                          (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS
           AF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                           / /
           PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,722,116 Shares which may be deemed to be beneficially owned as a result of the Stockholder Agreement described herein
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES               / /

9          PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (7)
           74.0%

10         TYPE OF REPORTING PERSON
           CO

                                     14D-1

 CUSIP NO. 00074157E1

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Atlas Copco North America Inc.
           I.R.S. Employer Identification Number 22-1669012
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) / /
                                                                                          (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS
           AF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                           / /
           PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,722,116 Shares which may be deemed to be beneficially owned as a result of the Stockholder Agreement described herein
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES               / /

9          PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (7)
           74.0%

10         TYPE OF REPORTING PERSON
           CO

    This Statement relates to a tender offer by PS Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Atlas Copco North America Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Prime Service, Inc., a Delaware corporation (the "Company"), (collectively, the "Shares"), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Prime Service, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

    (b) The exact title of the class of equity securities being sought in the Offer is the common stock, par value $.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

    (e) and (f): Neither the Offeror nor the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Offeror") and Section 13 ("The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

    The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Offeror") Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)Offer to Purchase, dated June 9, 1997.

    (a)(2)Letter of Transmittal.

    (a)(3)Letter from Merrill Lynch & Co., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(4)Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

    (a)(5)Notice of Guaranteed Delivery.

    (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)Summary Announcement, dated June 9, 1997.

    (a)(8)Press Release issued by the Parent and the Company on June 9, 1997.

    (b)(1)Commitment Letter, dated June 8, 1997, between Atlas Copco AB and Merrill Lynch Capital Corporation.

    (c)(1)Agreement and Plan of Merger, dated as of June 8, 1997, among Parent, the Offeror and the Company.

    (c)(2)Stockholder Agreement, dated June 8, 1997, by and among Parent and certain affiliates and clients of Investcorp S.A. (the "International Investors").

    (c)(3)Atlas Copco AB Guaranty, dated June 8, 1997.

    (c)(4)Investcorp Bank E.C. Guaranty, dated June 8, 1997.

    (c)(5)Confidentiality Agreement, dated as of May 6, 1997, among Atlas Copco AB and the Company is incorporated by reference to the Schedule 14D-9 of Prime Service, Inc. filed on June 9, 1997.

    (d) None.

    (e) Not applicable.

    (f) None.

    (g) Atlas Copco North America Inc. Consolidated Financial Statements as of and for the years ended December 31, 1996 and 1995.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              ATLAS COPCO NORTH AMERICA INC.

                                              By:         /s/ MARK COHEN
                                              ----------------------------------
                                                Name: Mark Cohen
                                                Title: Executive Vice President

                                              PS ACQUISITION CORP.

                                              By:         /s/ MARK COHEN
                                              ----------------------------------
                                                Name: Mark Cohen
                                                Title: President

Dated: June 9, 1997